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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                                      Commission File No. 0-9964
Form 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___Form 10-KSB ___Form 20-F ___Form 11-K _X Form 10-QSB ___Form
N-SAR


              For Period Ended: September 30, 1995
              ( ) Transition Report on Form 10-K
              ( ) Transition Report on Form 20-F
              ( ) Transition Report on Form 11-K
              ( ) Transition Report on Form 10-Q
              ( ) Transition Report on Form N-SAR
              For the Transition Period Ended:_____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: BESICORP GROUP INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 1151 Flatbush Road

City, State and Zip Code: Kingston, New York 12401


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

__X__      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
__X__      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11- K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
_____      (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-QSB for the six months ended September 30, 1995 could not be filed within the prescribed time period pending an update by the Company's counsel on significant legal proceedings held on November 14, 1995 with respect to one of the Company's cogeneration projects.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name: Michael J. Daley               Telephone Number: 914-336-7700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ___X___Yes ______No
_____________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ______Yes ____X__No

If so, state an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:



Name of Registrant as Specified in Charter: BESICORP GROUP INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                     _______________________________
Date: November 14, 199               By: Michael J. Daley
                                     Vice President, Chief Financial Officer,
                                     Corporate Secretary